February 5, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010

Re:	Derma Sciences, Inc. – File No. 333-163127 Registration Statement on Form S-1

Ladies and Gentlemen:

        We respectfully request acceleration of the effective date of our above-captioned registration statement on Form S-1 under the Securities Act of 1933 to 4:00 p.m. Eastern Time on Monday, February 8, 2010, or as soon after that as practicable. We also acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DERMA SCIENCES, INC.

By: /s/Edward J. Quilty
        Edward J. Quilty
        President and Chief Executive Officer